

January 5, 2024

Chris Urmson
Chief Executive Officer
Aurora Innovation, Inc.
1654 Smallman St.
Pittsburgh, PA 15222

> **Re: Aurora Innovation, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2023**
> **File No. 333-276317**

Dear Chris Urmson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Megan J. Baier